Exhibit 3.5.1

No. 321000000201806270081

Business License

Uniform Social Credit Code: 91321000731168333G

Name: Jiangsu Huadong Medical Device Industrial Co., Ltd.

Category: Company with Limited Liabilities (sole proprietorship of a legal person)

Domicile: 88 Tongda Road, Touqiao Town, Guangling District, Yangzhou City

Legal Person: Liu Yongjun

Registered Capital: RMB 50,000,000

Establishment Date: Nov 18, 2000

Business Term: Nov 8, 2000 to Nov 18, 2030

Business Scope: Production of medical equipment (within the scope of the license); sales of Class-II and Class-III medical equipment: injection and puncture instrument; clinical inspection and analysis equipment; extracorporeal circulation and blood processing equipment; equipment and appliances for operating rooms, emergency rooms, and consulting rooms; dental materials; medical sanitary materials and dressings; medical suture materials and adhesives; medical polymer materials and products (including disposable sterile medical devices). Catering, bath and washing services. Production of hardware tools, electronic and electrical connectors, brushes, metallurgical products; manufacturing, sales, and technical services of disinfectants; pharmaceutical packaging materials, sales of Class-I medical devices, research and development of genetic testing technology, self and agent operations of import and export businesses of the above-mentioned products and technologies (except those restricted or prohibited by the country); sterilization services. (Projects that are subject to approval in accordance with the law shall be carried out after being approved by relevant departments.)

Registration Authority: Yangzhou City Bureau of Administration for Industry and Commerce

Date: Jun 27, 2018

Enterprise Credit Information Publicity System Website: www:jsgsj.gov.cn:58888/province	Supervised by State Administration for Industry and Commerce of PRC